Filed by Canadian Pacific Railway Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended

Subject Company: Kansas City Southern

Commission File No. 001-04717

Date: September 1, 2021

The following is a transcript of Canadian Pacific Railway Limited’s investor call on September 1, 2021.

Corrected Transcript

01-Sep-2021

Canadian Pacific Railway Ltd. (CP)

Business Update Call

Total Pages: 11

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Canadian Pacific Railway Ltd. (CP)	Corrected Transcript
Business Update Call	01-Sep-2021

CORPORATE PARTICIPANTS

Chris de Bruyn	David L. Meyer
Managing Director-Investor Relations & Treasury, Canadian Pacific Railway Ltd.	Principal, Law Office of David L. Meyer

Keith Edward Creel
President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.

OTHER PARTICIPANTS

Thomas Wadewitz	Konark Gupta
Analyst, UBS Securities LLC	Analyst, Scotiabank

Chris Wetherbee	David Vernon
Analyst, Citigroup Global Markets, Inc.	Analyst, Sanford C. Bernstein & Co. LLC

Scott H. Group	Fadi Chamoun
Analyst, Wolfe Research LLC	Analyst, BMO Capital Markets Corp. (Canada)

Jason H. Seidl
Analyst, Cowen and Company

MANAGEMENT DISCUSSION SECTION

Operator: Hello, everyone, and welcome to the CP Investor Call. My name is Bethany, and I’ll be coordinating your call for you today. [Operator Instructions]

I would now hand the call over to your host, Chris de Bruyn, to begin. Chris, over to you.

Chris de Bruyn

Managing Director-Investor Relations & Treasury, Canadian Pacific Railway Ltd.

Thank you, Bethany. Good morning, everyone, and thank you for joining us today. Before we begin, I want to remind you this presentation contains forward-looking information. Actual results may differ materially. The risks, uncertainties and other factors that could influence actual results are described on slide 2 and in the press release filed with Canadian and US regulators.

With me here today is Keith Creel, our President and Chief Executive Officer; Nadeem Velani, our Executive Vice President and Chief Financial Officer; John Brooks, our Executive Vice President and Chief Marketing Officer; and David Meyer, Regulatory Counsel. The formal remarks will be followed by Q&A. In the interest of time, we’d appreciate if you limit your questions to one.

It is now my pleasure to introduce our President and CEO, Mr. Keith Creel.

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Canadian Pacific Railway Ltd. (CP)	Corrected Transcript
Business Update Call	01-Sep-2021

Keith Edward Creel

President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.

Thank you, Chris, and good morning. Thank you for joining us on such a short notice. Obviously, there’s a lot of activity occurring in the rail space. So, we’re going to keep the call short, keep it tight, be short on the comments, and obviously, take any questions you might have. We thought it was appropriate giving the STB’s ruling yesterday, number one, to reaffirm to the market that our offer that we made to the KCS board of directors just a few weeks ago, I believe on August the 9th, still stands.

It offers compelling value short and even more compelling value long-term for the KCS shareholder. And most importantly, our offer, we believe, ought to be deemed superior because we have deal certainty. It’s the only Class 1 combination that uniquely truly is end-to-end, that preserves and enhances competition, and to use Pat’s words back when we first announced our deal in March of this year, it is the perfect combination.

I’d like to thank and commend the STB for what was a very well-thought-out prescriptive decision, unanimous decision, a ruling that clearly represents the shippers’ best interests, the public’s best interests. It’s obvious that they put in their work to protect and strengthen the US rail network as well, which clearly has always been their mandate. They’ve never backed away from that. They’re men and women of their word, and I commend them for doing that.

If you’ve looked at the ruling, and I’m sure that you have as we have, it’s confirmed what we’ve always believed to be true. And I’ll use their words. A CP-KCS combination is substantially different, substantially different. Those are key words. It is an end-to-end merger, whereas the CN system overlaps with that of the KCS. The other undeniable fact, shifting to the unique attributes of our deal, is the point of deal certainty.

We’ve always said that for value to be realized, it has to be achievable. It can’t be illusory. We have deal certainty. This value is achievable. We have a timeline and a path to trust closing in the fourth quarter of this year. With that said, I know that probably some on this call and many have asked before, they may have questions about that path to closing. What do we need to do or not need to do when it comes to the STB relative to our merger application, which we have kept alive through this entire process in anticipation of being at this point today.

So, with that said, I’ve got Dave Meyer. Dave, obviously, many of you’ve been exposed to him. But David Meyer is the lawyer that has advised us since day one along this path. Certainly, he’s got it right. He clearly understands what’s required. He clearly understands what the regulator expects, and we clearly intend to obviously satisfy the regulator’s expectations.

With that said, let me turn it over to David. I’m going to ask David to walk through what’s next, what does the path look like, assuming and anticipation of a successful conclusion of being deemed superior by the KCS board of directors, which is where we hope and anticipate this journey will lead us to, what happens then. So, Dave, over to you.

David L. Meyer

Principal, Law Office of David L. Meyer

Thank you, Keith. The path is pretty straightforward. We’ve been working on an application for quite a while, as folks who’ve been following this matter closely will know. We have a – we filed a notice of intent to file an application back in March. That notice anticipated a filing of between three and six months from March 23. Six months is September 23. We anticipate that, if KCS comes back on board, we would work with them to get an application on file by then or soon thereafter.

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Canadian Pacific Railway Ltd. (CP)	Corrected Transcript
Business Update Call	01-Sep-2021

There’s no issue with going beyond the 23rd, other than that we would have to amend our notice of intent to indicate that we will file our application later. I think under the circumstances, it’s pretty clear we have good reason for going beyond that date in light of the events. Beyond that, there really is nothing more. The transaction we’d be applying for approval of would be the same transaction, the way the STB regulations and precedent apply here. The transaction is control of KCS and its railroad carrier subsidiaries. The deal that’s on the table right now is the exact same transaction.

There may be some details about consideration and the like that are different, but that’s immaterial from the standpoint of filing an application pursuant to that notice of intent in the 36500 docket. So, that’s a docket, as you all know, where we have the waiver from the new rules, operative, and the approval from the STB to use a voting trust. And again, nothing material about the voting trust agreement is changing either. So, the bottom line is we file an application under the old rules, seeking the STB approval for a common control of KCS and CP, and we proceed forward to close into trust as soon as other closing conditions are satisfied.

Keith Edward Creel

President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.

Okay. Thank you, Dave. So, listen, the last few comments I’ll make and then we’ll open it up to questions. Again, the facts matter. We’ve remained consistent from the very beginning. We believed in this deal. We believed in the unique value that this combination uniquely unlocks for shippers, for shareholders, for employees, for commerce, for three countries. Nothing’s changed. We remain consistent. We’ve got the team to execute. We’ve got $1 billion of synergies to unlock. This team is ready to go to work.

We’re ready to engage with the KCS board of directors. Obviously, I commend them. They’ve done a phenomenal job, representing their shareholders’ best interests, which gives me faith and a belief that that’s not going to change. They’re in the driver’s seat, obviously. The KCS shareholders need to get some direction. Let them know where you want to go. There is a path to deal certainty and compelling value creation that uniquely is available with CP and KCS.

So, with that said, let me stop my comments and we’ll open it up to Q&A.

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Canadian Pacific Railway Ltd. (CP)	Corrected Transcript
Business Update Call	01-Sep-2021

QUESTION AND ANSWER SECTION

Operator: [Operator Instructions] Our first question comes from Tom Wadewitz from UBS. Tom, please go ahead.

Thomas Wadewitz	Q
Analyst, UBS Securities LLC

Yeah. I just wanted to get your sense of the decision seemed to be pretty clear-cut. But I guess there’s always the potential that CN would try to go forward and raise their bid. And is there – do you – or they could try to appeal it. What’s your view about the potential for that to happen? Or is that something that – how do you think about that as a possibility, given the detail of the ruling and just how strong you think the ruling was? Thanks.

Keith Edward Creel	A
President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.

Hey. Thanks for the question, Tom. Well, listen, anything is possible. But I would say this – and again, the facts matter. If that path were to be chosen or pursued, it’s fraught with risk. The decision – the ruling was very prescriptive, clearly spoke to the concerns that led to an absolute undeniable unanimous conclusion that the trust did not serve the public interest. And if you go back to what’s been said and what’s been written and what the regulations require and what the STB’s mandate is, that same public interest test is the same in the merger consideration. The Chairman has said that. So, I think that’s undeniable. So, when you think about those [ph] bad facts (09:55), none of that changes. The only thing that changes is the risk that’s involved, and to double down or triple down and continue to believe – or want to believe that money changes those facts is, I think, ill-advised, it’s illusory and fraught with risk. And that’s the best way I can say it, Tom. I don’t know any other clearer way to place it, and we’ll stand on that.

Thomas Wadewitz	Q
Analyst, UBS Securities LLC

That’s – yeah, that’s great. Is it possible to maybe get David’s thoughts on what just the nature of the way that STB decided it and what they said? Is there any room for appeal or a different path forward? Or was this – the full detail of it pretty clear-cut in your view?

Keith Edward Creel	A
President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.

David?

David L. Meyer	A
Principal, Law Office of David L. Meyer

So, David here. Well, anyone can file a notice of appeal of any final ruling, and I can’t predict what – whether CN would view an appeal here as at all likely to lead to success. My judgment is it’s not. I think the decision was a pretty powerful decision, well-reasoned and thorough, and I don’t think that there’s any realistic prospect of a Court of Appeals second-guessing the board’s judgment in this area.

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Canadian Pacific Railway Ltd. (CP)	Corrected Transcript
Business Update Call	01-Sep-2021

Thomas Wadewitz	Q
Analyst, UBS Securities LLC

Yeah, great. Okay. Thank you for the time and congratulations, I think, on the outcome that looks likely at this point. But I guess there’s some work to be done. Anyway, thanks for the time. Appreciate it.

Keith Edward Creel	A
President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.

Thank you, Tom.

Operator: The next question comes from Chris Wetherbee of Citi. Chris, please go ahead.

Chris Wetherbee	Q
Analyst, Citigroup Global Markets, Inc.

Yeah. Hey. Thanks and good morning, guys. Thanks for doing the call. I guess along the lines of maybe what Tom was asking to some extent. So, if CN were to come back and try to raise its bid in order to keep KSU shareholders engaged, what’s your message to KSU shareholders in terms of sort of the duration of your offer? I think that’s a question that we get is sort of how much of a backstop, over what period of time is the CP offer. Because I do think that influences the decision of KSU shareholders to some degree depending on sort of what [ph] path (12:31) CN may take. So, I don’t know if there’s a sort of message you want to send in terms of is this the deal today that may be there tomorrow or may not be there tomorrow. How do you think about it? Obviously, it’s a big strategic asset which has long-term value for the CP franchise. So, I understand that. But I’m just kind of curious how you think about that decision process for KSU shareholders.

Keith Edward Creel	A
President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.

Thanks for the question, Chris. And we have thought about that and we do have very strong beliefs about that. We made a commitment. There was a concern when we engaged with the KCS shareholders as part of this proxy process about the STB ruling coming out, and in this case, being very prescriptive and unanimous and strong – a strong no, that’s what we qualified it as, concern that we pulled our offer off the table, because it puts us in a position – obviously, the risk is greater, not less. We said we would not. We’re men of our word.

We put a deadline in our offer, September the 12th I believe it is, which gives KCS board of directors ample opportunity and adequate opportunity to engage with the shareholder and to come to a decision. And I say that, because number one, these aren’t new facts. They’re validated facts, I would say that. But as far as the numbers and the offer, they’ve had this specific offer for a couple of weeks now. Nothing’s changed. So, we felt it was important to put the deadline. But that said, the deadline is the deadline. Our appetite and willingness to keep that offer on the table forever does not exist, and we said that also. We said that when we met with the shareholders and it’s not an implied threat. It’s just a fact.

And listen, the other undeniable fact is we all have deal fatigue. My goodness, this has been going on so long. And listen, our team has remained engaged and we’re ready to go to work. But hear me when I say that, we’re ready to go to work. It’s time to get on with this and creating the significant value for the shareholder, for the customer, for the employees. To delay it, it’s just not in anyone’s best interest. So, again, ample time, respectfully. We look forward to engaging and we hope that it ought to lead to an answer and a solution that uniquely – the perfect combination that unlocks compelling short-term value and again even more compelling long-term value. This team in combination with their team has the capacity, the ability, the track record to execute this and create something special for all stakeholders that are involved. So, thank you for the question, Chris.

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Canadian Pacific Railway Ltd. (CP)	Corrected Transcript
Business Update Call	01-Sep-2021

Chris Wetherbee Analyst, Citigroup Global Markets, Inc. Appreciate it. Thanks, guys.	Q

Operator: The next question comes from Scott Group of Wolfe Research. Scott, please go ahead.

Scott H. Group Analyst, Wolfe Research LLC Hey. Thanks. Morning, guys.	Q

Keith Edward Creel President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd. Good morning, Scott.	A

Scott H. Group

Analyst, Wolfe Research LLC

So, Keith, your – the implied offer now is 2.88. I’m wondering, do you have any flexibility to make the offer firm? And then, maybe just for David, to the extent that CP does that and does it with a little bit more leverage, do you think that they would need to resubmit or reapply for trust approval?

Q

Keith Edward Creel President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.	A

Let me answer that, Scott. That’s a great question. Obviously, I’m sure that’s on people’s minds. But again, I’ve just got to be transparent and clear. We put our best foot forward. The deal has to be fair for the KCS shareholder, as well as the CP shareholder. We’ve done that. We’re not going to change our leverage. We’re not going to change the offer. It’s firm. It’s fair. It’s compelling. It’s a 34% premium to KCS’ unaffected price. So, again, it’s firm. It’s our best foot forward, and we don’t have to worry about the STB [ph] having little time (16:46) on any material facts changing because they will not – we will not.

Scott H. Group Analyst, Wolfe Research LLC And so, your view is if there is no change here, there’s no need to get voting trust re-approval?	Q

Keith Edward Creel President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd. That’s correct. And Dave, I don’t know – if you want to add any color to that, feel free.	A

David L. Meyer Principal, Law Office of David L. Meyer	A

No, that’s absolutely right. The voting trust agreement that was approved is the voting trust agreement we’re going to use, amended to reflect the comments that the board made when it approved it. So, nothing changes.

Scott H. Group Analyst, Wolfe Research LLC Great. Okay. Thank you, guys. Appreciate the time.	Q

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Canadian Pacific Railway Ltd. (CP)	Corrected Transcript
Business Update Call	01-Sep-2021

Keith Edward Creel President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd. All right. Thanks, Scott. Have a great day.	A

Operator: The next question comes from Jason Seidl of Cowen. Jason, please go ahead.

Jason H. Seidl Analyst, Cowen and Company	Q

Thank you, operator. Keith and team, appreciate you taking the time to host this call today. Keith, real quickly, is there anything from the STB’s rejection of the Canadian National voting trust that either makes your transaction easier or even potentially harder to complete and review?

Keith Edward Creel President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.	A

You know when I read it and look at it again, it just reaffirms my belief that the facts matter and uniquely in our combination, it truly is procompetitive. It truly preserves and enhances. It meets the 2001 new regulation standards. And obviously, we don’t have to go through that process. The hurdle is not going to take as long and it’s not as great, but it stands that test. That’s how powerful this is. That’s how unique – end-to-end, the only one that exists, no overlap, zero. That’s a powerful number. Zero customers lose options, zero. It’s all positive.

There’s no debits and credits. There’s no add them up and subtract them, and in the end, we have more options for shippers. No, it’s – everybody has more options, new markets, new opportunities. A railroad that will connect three countries that allows commerce to thrive. Capacity to be invested in and unlocked in a unique way that, at the end of the day, solidifies the US rail network, it enhances the US rail network and cements, I believe, the US rail network for any need for future consolidation in my lifetime. And I know – I hope that’s a long time, Jason. I intend to live in a way, so that it can be. And I intend to be here [indiscernible] (19:32) realize this value for the shareholders.

Jason H. Seidl Analyst, Cowen and Company	Q

Keith, I hope so too and I appreciate the color. Thanks very much.

Keith Edward Creel President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.	A

Thank you, Jason.

Operator: The next question comes from Konark Gupta from Scotiabank. Konark, please go ahead.

Konark Gupta Analyst, Scotiabank	Q

Thank you, and thanks for taking my question, Keith. So, I have a question, and I appreciate, Keith, all the comments you have been making about how CP’s proposal is superior, given the regulatory risk profile is lower and all that. But what I’m really wondering here is like we don’t know what can happen next with respect to like [ph] CN, KSU, you guys (20:19). What’s your comfort level? Like you’ve mentioned this – something on the call earlier as well. Where is the comfort level here with respect to the timeline? For how long do you want to kind of pursue this whole transaction? Like what’s your sort of break point, right, is what I’m trying to understand?

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Canadian Pacific Railway Ltd. (CP)	Corrected Transcript
Business Update Call	01-Sep-2021

Keith Edward Creel President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.	A

We’ve put a deadline. The deadline is September the 12th, and I just – we’ll draw everyone’s attention to that. There’s adequate time to make a decision. And ultimately, if the KCS board of directors having taken that time do not deem us superior for whatever reason, then obviously we’re prepared to accept that and we’re going to go to work competing and we’re going to go to work extracting value with our own organic opportunities for our shareholders. That’s never changed. That’s what our mandate is and that’s exactly what we’ll do. But again, the deadline’s there. It provides ample time. It’s time to get this thing handled in an appropriate way and get to work one way or the other. That’s what we’re going to do at CP. I can only control what we can control, and we put our best foot forward. It’s very compelling. I believe that the KCS board of directors again see the value. But I do know it’s important for the KCS shareholders, given that they are in the driver’s seat to give them directions, let them know where you’d like to go.

Konark Gupta Analyst, Scotiabank	Q

Okay, makes sense. Thank you.

Keith Edward Creel President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.	A

Thank you.

Operator: The next question comes from David Vernon of Bernstein. David, please go ahead.

David Vernon Analyst, Sanford C. Bernstein & Co. LLC	Q

Hey, Keith, just on that point, if you think about reaching that deadline, the board hasn’t made a decision for whatever reason, do you think that you would not then try to take this to the shareholders and do this more antagonistically just to kind of get the deal done? Or do you actually think there is a scenario here where we could end up with a no-deal outcome?

Keith Edward Creel President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.	A

Yeah. Again, the deadline is the deadline. What I think and what I know, David, is that on September 13, my appetite and willingness to offer this kind of compelling value at $300 a share is not going to be the same as it is on September the 12th. That’s the only speculation. That’s the only statement I would make beyond that.

David Vernon Analyst, Sanford C. Bernstein & Co. LLC	Q

All right. And then, as you think about kind of the – you mentioned deal fatigue. As you think about kind of bringing this team together, assuming that the KCS board does come online, do you get worried a little bit about the chemistry there in terms of getting after the revenue synergy number?

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Canadian Pacific Railway Ltd. (CP)	Corrected Transcript
Business Update Call	01-Sep-2021

Keith Edward Creel President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.	A

Not at all, David. I’ve known Pat Ottensmeyer, worked with him for almost two decades now. He’s a man of his word. He’s done a phenomenal job with his board of directors representing the KCS’ shareholders’ interests. I commend him for that. But knowing that, knowing that this truly is in the KCS shareholders’ best interest, we’ll go to work to create and unlock this unique opportunity. So, I’m not concerned about that at all. We’ve got two like-minded companies. We care about our customers. We care about our employees. We care about the service that we offer and the value we create. If you put that together, it creates a pretty powerful marriage.

David Vernon Analyst, Sanford C. Bernstein & Co. LLC	Q

All right. Thanks for the time.

Keith Edward Creel President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.	A

Thank you, David. Take care.

Operator: The next question comes from Fadi Chamoun from BMO Capital Markets. Fadi, please go ahead.

Fadi Chamoun Analyst, BMO Capital Markets Corp. (Canada)	Q

Thank you. Good morning. Just reading the STB decision, it feels like they emphasize the downstream impact of the transaction and the importance of maintaining kind of balance – competitive balance in the rail industry. I’m just thinking like have this educated your thinking about – KSU is obviously a very important interchange partner to at least two major US railroads. When you think about your regulatory process down the road, do you feel like this is going to be a potentially issue on the remedy side that changes the calculus from your perspective?

Keith Edward Creel President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.	A

Fadi, that’s a great question. My answer is there’s precedence, clear precedence when it comes to the old rules. It’s not unchartered territory. We clearly intend to work with those interchange partners. We’ve made commitments that we’re going to physically keep the interchanges open, we’re going to economically keep interchanges open. None of that changes. We’re going to be men of our word. We’re going to work with those business partners to create value for the shippers. So, with that said and with the precedents that are there – and again, it’s not unchartered water. There’s nothing in that statement that gives me cause for concern. We maintain that posture, we maintain that humble approach, and it’s going to lead to a positive outcome.

Fadi Chamoun Analyst, BMO Capital Markets Corp. (Canada)	Q

Thank you.

Keith Edward Creel President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.	A

Okay. Thank you, Fadi.

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Canadian Pacific Railway Ltd. (CP)	Corrected Transcript
Business Update Call	01-Sep-2021

Keith Edward Creel
President, Chief Executive Officer & Director, Canadian Pacific Railway Ltd.

Well, okay. We said we’d keep it short and we have. We’re ready to go to work for the shareholders, and that’s what we’re going to do. We’ll be engaging today, we’ll be engaging tomorrow with the shareholders one-on-one, making sure that we address any of their concerns or questions and look forward to doing that. And we look forward to – we think, we believe and we hope to be true that this ought to be deemed a superior proposal and we’re going to create something special and unique for this industry, for commerce between these three countries that’s going to stand the test of time, we all can be proud of. So, thank you for your time and we’ll talk soon.

Operator: This concludes today’s conference call. Thank you for joining. You may now disconnect your lines.

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Forward-Looking Statements and Information

This transcript includes certain forward-looking statements and forward looking information (collectively, FLI). FLI is typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely” and similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact may be FLI.

Although we believe that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difficult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by these FLI, including, but not limited to, the following: changes in business strategies and strategic opportunities; estimated future dividends; financial strength and flexibility; debt and equity market conditions, including the ability to access capital markets on favourable terms or at all; cost of debt and equity capital; potential changes in the CP share price; the ability of management of CP, its subsidiaries and affiliates to execute key priorities; general North American and global social, economic, political, credit and business conditions; risks associated with agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures, including competition from other rail carriers, trucking companies and maritime shippers in Canada and the U.S.; North American and global economic growth; industry capacity; shifts in market demand; changes in commodity prices and commodity demand; uncertainty surrounding timing and volumes of commodities being shipped via CP; inflation; geopolitical instability; changes in laws, regulations and government policies, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; changes in fuel prices; disruption in fuel supplies; uncertainties of investigations, proceedings or other types of claims and litigation; compliance with environmental regulations; labour disputes; changes in labour costs and labour difficulties; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; sufficiency of CP’s budgeted capital expenditures in carrying out CP’s business plan; services and infrastructure; the satisfaction by third parties of their obligations to CP; currency and interest rate fluctuations; exchange rates; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; trade restrictions or other changes to international trade arrangements; the effects of current and future multinational trade agreements on the level of trade among Canada and the U.S.; climate change and the market and regulatory responses to climate change; anticipated in-service dates; success of hedging activities; operational performance and reliability; regulatory and legislative decisions and actions; public opinion; various events that could disrupt operations, including severe weather, such as droughts, floods, avalanches and earthquakes, and cybersecurity attacks, as well as security threats and governmental response to them, and technological changes; acts of terrorism, war or other acts of violence or crime or risk of such activities; insurance coverage limitations; and the pandemic created by the outbreak of COVID-19 and resulting effects on CP’s business, operating results, cash flows and/or financial condition, as well as resulting effects on economic conditions, the demand environment for logistics requirements and energy prices, restrictions imposed by public health authorities or governments, fiscal and monetary policy responses by governments and financial institutions, and disruptions to global supply chains.

We caution that the foregoing list of factors is not exhaustive and is made as of the date hereof. Additional information about these and other assumptions, risks and uncertainties can be found in reports and filings by CP with Canadian and U.S. securities regulators. Reference should be made to “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Forward-Looking Statements” in CP’s annual and interim reports on Form 10-K and 10-Q. Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty.

Except to the extent required by law, we assume no obligation to publicly update or revise any FLI, whether as a result of new information, future events or otherwise. All FLI in this transcript is expressly qualified in its entirety by these cautionary statements.

Additional Information and Where to Find It

Canadian Pacific Railway Limited (“CP”) has filed a definitive proxy statement with the Securities and Exchange Commission (“SEC”) to be used to solicit votes of the stockholders of Kansas City Southern, a Delaware corporation (“KCS”), against the proposal to adopt the Agreement and Plan of Merger, dated as of May 21, 2021 (the “CN Merger Agreement”), by and among Canadian National Railway Company, a Canadian corporation (“CN”), Brooklyn Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of CN, and KCS. Additionally, in furtherance of CP’s proposed transaction with KCS and subject to future developments, CP (and, if a negotiated transaction is agreed, KCS) may file one or more proxy statements, registration statements, prospectuses or other documents with the SEC or applicable securities regulators in Canada. This transcript is not a substitute for any proxy statement, registration statement, prospectus or other document CP and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transaction.

INVESTORS AND STOCKOLDERS OF KCS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT, ALONG WITH ANY FUTURE PROXY STATEMENT(S) AND OTHER PROXY MATERIALS, REGISTRATION STATEMENT(S), PROSPECTUS(ES) AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KCS, CP, THE TRANSACTIONS CONTEMPLATED BY THE CN MERGER AGREEMENT, CP’S PROPOSED TRANSACTION WITH KCS AND RELATED MATTERS AND DEVELOPMENTS. THE DEFINITIVE PROXY STATEMENT ALSO INCLUDES INFORMATION ABOUT THE IDENTITY OF THE PARTICIPANTS IN CP’S PROXY SOLICITATION AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS THEREIN.

THE DEFINITIVE PROXY STATEMENT AND OTHER MATERIALS FILED WITH THE SEC ARE AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT WWW.SEC.GOV. IN ADDITION, INVESTORS AND STOCKHOLDERS MAY OBTAIN FREE COPIES OF THE DEFINITIVE PROXY STATEMENT AND OTHER MATERIALS FILED WITH THE SEC ONLINE AT INVESTOR.CPR.CA, OR UPON REQUEST TO CP’S PROXY SOLICITOR, INNISFREE M&A INCORPORATED, AT (212) 750-5833 OR TOLL-FREE AT (877) 456-3442.

No Offer or Solicitation

This transcript shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.